UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gillilan III, William J
   3333 Lee Parkway
   Suite 1100
   Dallas, TX  75219
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Corporation
   CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $0.|9/13/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |6     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|9/13/9|S(1)| |5,000             |D  |$33.00     |                   |      |                           |
25 per share               |6     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|9/13/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |6     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|9/13/9|S(1)| |5,000             |D  |$33.25     |                   |      |                           |
25 per share               |6     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|9/13/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |6     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|9/13/9|S(1)| |5,000             |D  |$33.50     |52                 |D     |                           |
25 per share               |6     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option Right to Buy (2|$8.50   |9/13/|M(1)| |5,000      |D  |____(|11/12|Common Stock|5,000  |       |            |   |            |
)                     |        |96   |    | |           |   |3)   |/97  |            |       |       |            |   |            |
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Option Right to Buy (2|$8.50   |9/13/|M(1)| |5,000      |D  |____(|11/12|Common Stock|5,000  |       |            |   |            |
)                     |        |96   |    | |           |   |3)   |/97  |            |       |       |            |   |            |
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Option Right to Buy (2|$8.50   |9/13/|M(1)| |5,000      |D  |____(|11/12|Common Stock|5,000  |       |40,000 (4)  |D  |            |
)                     |        |96   |    | |           |   |3)   |/97  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-6(b).
(2) The Plan pursuant to which the reported option was granted empowers the Stock Option Committee, in its discretion, to allow tax withholding at the time of exercise.
(3) Shares vest based on achievement of certain levels of return on net assets and earnings. Any unvested options automatically vest on July 12,
1987.
(4) Of such shares, 26,252 are not currently exerciable.
SIGNATURE OF REPORTING PERSON
\s\ William J Gillilan III
DATE
October 7, 1996